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CPI CORP.
NEWS FOR IMMEDIATE RELEASE                              FOR RELEASE_____________

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FOR FURTHER INFORMATION CONTACT:

                NAME:        Alyn V. Essman          FIRM:      CPI Corporation
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                ADDRESS:     1706 Washington Ave.    CITY:      St. Louis
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                STATE, ZIP:  Missouri 63103          TELEPHONE: (314) 231-1575
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                                      FOR FURTHER INFORMATION
                                      AT THE FINANCIAL RELATIONS BOARD
                                      George Zagoudis, Chicago 312/266-7800
                                      After 6:00 p.m. 708/705-7240
                                      Kathy Phelan, New York, NY 212/661-8030


     CPI CORP. SAYS 3RD QUARTER PORTRAIT STUDIO SALES LOWER THAN EXPECTED

ST. LOUIS, MO., October 18, 1996 - CPI Corp. (NYSE-CPY) said today that, due to lower-than-expected third quarter portrait studio sales, it no longer anticipates that 1996 full-year comparable earnings will exceed those of 1995.

In making the announcement, Alyn V. Essman, chairman and chief executive officer said, "In earlier communications, we stated that we expected CPI's full-year results for the 1996 fiscal year ending February 1, 1997 to show an increase over comparable earnings of last year. Those expectations were predicated on a strong second half, including the all-important fourth quarter. In our Sears Portrait Studio division we are approximately five weeks into the holiday season portrait activity, and early results indicate that, although sales should exceed last year's, we are not experiencing the sales strength we anticipated.

"Our best estimates at this time are that third quarter portrait studio sales could be approximately four million dollars lower than previously expected. This sales shortfall could reduce pre-tax portrait studio operating income approximately $2.5 million from our prior expectations. While our very important fourth quarter is difficult to predict, these recent results and the trend suggest that full-year comparable overall earnings (before consideration of effects of the photofinishing joint venture and/or pending share repurchases) are likely to be below last year's."

This release contains certain "forward looking statements" that are subject to risks and uncertainties. The Company's actual results and performance could differ materially from those anticipated depending on, among other things, customer demand for the Company's services, the amount of revenue derived from the Portrait Studio Division through the fiscal year end and the overall level of economic activity in the Company's major markets.

CPI is a consumer services company with $527.6 million in fiscal 1995 sales from continuing operations, operating over 1,700 retail locations, including 1,020 Sears Portrait Studios in the U.S., Puerto Rico and Canada, 153 Prints Plus wall decor locations and, in a joint venture with Eastman Kodak Company, 550 photofinishing locations.

         CPI corp - 1706 Washington Avenue - St. Louis, Missouri 63103